EXHIBIT 2

NORMAN E. ALEXANDER

c/o Sequa Corporation

200 Park Avenue

New York, New York 10166

                                                                                                            April 10, 2006

Ms. Gail Binderman, Trustee

Gail Binderman, Mark Alexander

and Sharon Zoffness as Trustees

u/i dtd April 13, 2004

c/o Hartman & Craven LLP

488 Madison Avenue

New York, New York 10022

Dear Ms. Binderman:

            I refer to the trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd April 13, 2004” (the “Trust”).

            Pursuant to Section ELEVENTH of the Trust, I hereby exercise my right to substitute cash in exchange for eight thousand five hundred (8,500) shares of the Class B Common Stock, no par value, of Sequa Corporation (the “Class B Stock”).

            The amount of cash being deposited with the Trust in substitution for the eight thousand five hundred (8,500) shares of Class B Stock is $806,395, a per share price of $94.87 (being the average of the high and low price of the Class B Stock on the New York Stock Exchange on April 7, 2006).  Enclosed herewith is a check payable to the Trust in the amount of $750,000.  The balance of $56,395 shall be paid to the Trust within one (1) week of the date hereof.

            Please instruct the transfer agent for the shares of Class B Stock to issue a certificate in my name representing the eight thousand five hundred (8,500) shares of Class B Stock being exchanged hereunder.

            Thank you for your attention to this matter.

                                                                                    Sincerely yours,

                                                                                    /s/ Norman E. Alexander

                                                                                    Norman E. Alexander

Enc.